ASSIGNMENT AGREEMENT

This Agreement dated for reference December 15, 2009 (the “Effective Date”)

BETWEEN:

0860132 B.C. LTD., a corporation having an office at Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

(the “Assignor”)

AND:

ALDERON RESOURCE CORP., a company incorporated under the laws of British Columbia, with a corporate office located at 1600 — 609 Granville Street, Vancouver, BC V7C 1C3

(the “Assignee”)

AND:

ALTIUS RESOURCES INC., a corporation having an office at Suite 202, Kenmount Business Center, 66 Kenmount Road, St. John’s, NL, A1B 3V7

(“Altius”)

WHEREAS the Assignor is a party to a property option agreement dated November 2nd, 2009 between the Assignor and Altius (the “Option Agreement”);

AND WHEREAS the Assignor entered into an agreement dated December 15, 2009 (the “Share Exchange Agreement”) whereby the Assignor will acquire all of the issued and outstanding common shares of the Assignee from Mark J. Morabito (“Vendor”) and Vendor agreed to cause the Assignor to assign and the Assignee agreed to assume all of the Assignor’s rights and obligations under the Option Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the other of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.                                       Assignment.  The Assignor hereby absolutely assigns, transfers and sets over to the Assignee, its successors and assigns, the Assignor’s rights, interests, benefits, duties and obligations in and relating to the Option Agreement as of the Effective Date. For certainty, the Assignor acknowledges that it is not released from its obligations under the Option Agreement and Altius continues to enjoy recourse against the Assignor thereunder.

2.                                       Assumption.  The Assignee hereby agrees, in favour of the Assignor and Altius, to accept the assignment herein provided and to assume as of the Effective Date, and thereupon and thereafter to be bound by and observe, carry out, perform and fulfill all of the covenants, conditions, obligations and liabilities of the Assignor under the Option Agreement, to the same extent and with the same force and effect as though the Assignee had been named an original party to the Option Agreement, and the Option Agreement shall be deemed to be amended to reflect the provisions of this Agreement.

3.                                       References to Pubco.  The Assignee hereby agrees, in favour of the Assignor and Altius, that all references in the Option Agreement to “Pubco” shall be deemed to be references to the Assignee and the Assignee accepts and assumes as of the Effective Date, and thereupon and thereafter agrees to be bound by and observe, carry out, perform and fulfill all of the covenants, conditions, obligations and liabilities of “Pubco” under the Option Agreement, to the same extent and with the same force and effect as though the Assignee had been named an original party to the Option Agreement, and the Option Agreement shall be deemed to be amended to reflect the provisions of this Agreement.

4.                                       Consent.  Altius accepts and consents to the above assignment of the Option Agreement by the Assignor to the Assignee and Altius agrees that the execution of this Agreement satisfies the condition in Section 4.2(i) of the Option Agreement.

5.                                       Altius Representation. Altius represents to the Assignee that the Option Agreement is in full force and effect, unamended as of the date hereof and as of the date hereof no default exists on the part of any party to the Option Agreement.

6.                                       Further Assurances.  The Assignor shall from time to time and at all times hereafter, promptly execute and deliver or cause to be executed and delivered all such further documents, deeds, assurances and instruments and shall do or cause to be done all such further acts and things as may be reasonably required by the Assignee or Altius to give effect to this Agreement.

7.                                       Entire Agreement.  This Agreement constitutes the entire agreement between the parties and, except for the Share Exchange Agreement, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

8.                                       Enurement.  This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.                                       Headings for Convenience Only.  The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

10.                                 Governing Law.  This Agreement will be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

11.                                Amendment.  This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

12.                                 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

13.                                 Transmission by Facsimile.  The parties agree that this Agreement may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party undertakes to provide the other party with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF the parties have duly executed this Assignment Agreement on December 15, 2009.

0860132 B.C. LTD.

Per:	“Mark Morabito”
Name: Mark Morabito
Title: President

ALDERON RESOURCE CORP.

Per:	“Jeff Durno”
Name: Jeff Durno
Title: President

ALTIUS RESOURCES INC.

Per:	“Chad Wells”
Name: Chad Wells
Title: VP Corporate Development